June 28, 2019

Paul W. Orban
Principal Financial Officer
DISH Network Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

       Re: DISH Network Coporation
           Registration Statement of Form S-4
           Filed June 6, 2019
           File No. 333-231994

Dear Mr. Orban:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that this registration statement has been filed for the purpose of registering the
       DISH Network Class A Common Stock being issued in the merger. The cover page includes the registration of such stock, but could be read to suggest that the distribution of
       EchoStar BSS Corporation common stock is also being registered. Please confirm that the distribution is not being registered and consider revising your cover page to clearly delineate the transactions covered by the registration statement.
 Paul W. Orban
DISH Network Corporation
June 28, 2019
Page 2
2. You state that approval by EchoStar stockholders is not required in connection with the pre-closing restructuring, the distribution, or the merger and that EchoStar stockholders are not required to vote on the Transactions. Clarify why EchoStar determined it needed to provide stockholders with an information statement. For example, explain whether
      EchoStar received written consents authorizing the transactions.

Summary
Accounting Treatment of the Transactions, page 17

3. Regarding your intended accounting treatment for the transaction where DISH Network will acquire the BSS Business of EchoStar Corporation, please explain to us the basis for your conclusion that the transaction should be considered an asset purchase. You state that "all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets." In this regard, provide us a detailed analysis of how the assets listed on page 1 are considered a single asset in accordance with the guidance in ASC
      805-10-55-5B. Additionally, tell us your consideration of Rule 3-05 and
Article 11 of
      Regulation S-X for this transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Staff
Attorney at (202) 551-7951 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul W. Orban
                                                             Division of
Corporation Finance
Comapany NameDISH Network Corporation
                                                             Office of
Telecommunications
June 28, 2019 Page 2
cc:       Scott D Miller
FirstName LastName